UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Agreement with the ANP on the unification of Parque das Baleias fields

Rio de Janeiro, February 14, 2019 - Petróleo Brasileiro SA - Petrobras informs that , on this date, the Public Hearing related to the draft of the agreement to be signed with the National Petroleum, Natural Gas and Biofuels Agency (ANP) in relation to the unification of the Parque das Baleias fields was completed.

In 2014, ANP determined the unification of the Jubarte, Cachalote, Caxaréu, Baleia Franca, Baleia Anã, Baleia Azul and Pirambú Fields, which resulted in an increase in the collection of special participations (PE) charged on the fields of the so-called Parque das Baleias. In the same year, an arbitration was initiated by Petrobras for disagreement with the criteria adopted for the unification of the fields in the ANP resolution, and in July 2018, the arbitration was suspended at the initiative of the parties to seek an alternative to settle the dispute through an agreement.

In December 2018, ANP enacted a public consultation and hearing no. 34/2018, disclosing the draft agreement developed by the technical areas of Petrobras and ANP, with the unification of some fields of Parque das Baleias, as of the 4th quarter of 2016. The new PE values, up to the 4th quarter of 2018, totaled R$ 3.5 billion.

In addition, the agreement provides for the extension of the concession period for the new unified Jubarte field, which will enable the implementation of a new production system, the Parque Integrado das Baleias, to start-up by 2022, as well as complementary projects in the area.

The agreement provides for the payment of R$ 3.5 billion by Petrobras and, with the course of the negotiation and the result of the Public Hearing, the company will recognize a provision of this amount in the consolidated gross results of the Petrobras Group for the 4th quarter of 2018.

It should be noted that the signature of the agreement is still subject to approval procedures of the relevant bodies.

The information regarding this contingency is shown in the financial statements (ITR) for the 3rd quarter of 2018, through the explanatory note 28.3. (Contigent liabilities).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer